Filed by Select Income REIT

Commission File No. 001-35442

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cole Corporate Income Trust, Inc.

Commission File No. 000-54940

Date: September 2, 2014

The following is the transcript of a conference call hosted by Select Income REIT President and Chief Operating Officer, David M. Blackman, and Treasurer and Chief Financial Officer, John C. Popeo, on September 2, 2014.

Operator

Welcome to Select Income REIT’s conference call.  Please note that this call is being recorded. At this time for opening remarks and introductions, I would like to turn the call over to the Director of Investor Relations, Mr. Jason Fredette.

Jason Fredette, Select Income REIT

Thank you, Rochelle.  And good morning, everyone. Joining me today are Select Income REIT’s President and Chief Operating Officer David Blackman and its Treasurer and Chief Financial Officer John Popeo.  In just a moment, they will provide some background about our proposed acquisition of Cole Corporate Income Trust. We will then take part in a question and answer session.

Before we begin, I would like to point out that we posted a presentation to our website home page - www.sirreit.com.  We encourage you to access these slides since we will be referring to them frequently in our formal remarks.

I would also like to point out that, given the short notice, today’s conference call is not covered under the Securities and Exchange Commission’s Regulation Fair Disclosure. As a result, we will have to limit our remarks and our answers to the contents of the press release and slides, both of which have been furnished with the SEC.

In addition, please note that today’s conference call will contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  These forward looking statements are based on SIR’s beliefs and expectations as of today, September 2nd, 2014 and actual results may differ materially from those that we project.  The company undertakes no obligation to revise or publicly release the results of any revision to the forward-looking statements made in today’s conference call, other than through filings with the SEC. Additional information concerning factors that could cause such revisions is contained in our SEC filings, which can be accessed from our website or the SEC’s website.  Investors are cautioned not to place undue reliance upon any forward looking statements.

Now, before I turn the call over to David I would like to address any potential confusion that may have been caused by different disclosures in the press releases issued by us this morning and Cole Corporate Income Trust, or CCIT.  First, we are using three billion dollars as total consideration and CCIT is using 3.1 billion dollars.  Consistent with what we believe to be industry convention, our number excludes transaction expenses and is rounded down from approximately three billion, forty million dollars.  When transaction expenses are included, the total consideration rounds up to 3.1 billion dollars.

Second, we disclosed our GAAP cap rate based on 2015 estimated GAAP NOI while CCIT disclosed its 2014 cash NOI.  We believe that 2015 NOI is more appropriate since the transaction is not expected to close until the first quarter of 2015.  We also believe that GAAP is more appropriate as it ties to our disclosure of normalized FFO and is consistent with our reporting convention.  We expect that our normalized Funds from Operations also will include approximately seven million dollars in positive synergies partly as a result of SIR paying lower fees to its manager, RMR, than the fees and expenses CCIT pays to its advisor, ARCP.

And now, I would like to turn the call over to David Blackman for the beginning of our formal presentation. David…

David Blackman, Select Income REIT

Thank you, Jason.

We are excited to speak with you today about an acquisition that we believe transforms Select Income REIT into the premiere single tenant net lease office and industrial REIT.

Let’s begin on slide four of our presentation, which provides an overview of our proposed acquisition of CCIT.

CCIT is a publicly registered, non-traded REIT that owns the highest quality portfolio of single tenant net leased office and industrial assets in the public REIT space. CCIT also has an investment strategy that directly aligns with our own. Like SIR, CCIT has acquired high quality, single tenant, net leased office and industrial properties that are strategic to tenants… or what they refer to as “necessity corporate assets.” We think of these properties as strategic assets, which include corporate headquarters, built to suit buildings and properties where tenants have invested significant capital, all of which we believe substantially improves the likelihood of tenants renewing leases.

This acquisition includes 64 properties containing 16.1 million square feet that enhances all of SIR’s tenant, property and leasing metrics while creating scale that we expect to lower our long term cost of capital and enhance shareholder value.

As we will detail later in the presentation, the properties increase our weighted average lease term, reduce our portfolio age, increase the percent of rent paid by investment grade rated tenants, and provide greater overall diversification.

I’ll now turn the call over to John Popeo, our CFO, to outline the terms of the transaction.

John Popeo, Select Income REIT

Thank you, David.

We will be acquiring CCIT for approximately 3 billion dollars, which includes the assumption of approximately 298 million dollars in mortgage debt. SIR will use a combination of equity, debt and cash to fund the acquisition.  The transaction is structured as a cash/stock election where CCIT shareholders may elect up to 60% cash or up to 60% stock, subject to pro ration if over 60% of either stock or cash is elected.  Since the cash portion of consideration is at a higher value today based on SIR’s stock trading price, we assume as our base case that CCIT shareholders will receive 10 dollars and 50 cents per share in cash for 60 percent of CCIT’s outstanding shares, with the balance paid in SIR common shares at an exchange ratio of .36 times. At SIR’s closing price of $27 dollars and 90 cents per share as of August 29th and a 60% cash election, the all-in blended value to CCIT shareholders is 10 dollars and 32 cents per share.

As part of the transaction, SIR will sell all 23 of CCIT’s healthcare properties for approximately 539 million dollars, including the assumption of 30 million dollars of mortgage debt, to Senior Housing Properties Trust, or SNH. The SNH Board of Trustees has approved this transaction subject to closing the merger.

After the sale of the healthcare properties, the net transaction cost to SIR is approximately 2.5 billion dollars.

Excluding the healthcare assets and subject to finalization of our purchase price adjustments for intangibles, we are estimating that CCIT will generate approximately 160 million dollars in 2015 GAAP net operating income, which equates to a 6.4 percent acquisition cap rate, making the acquisition modestly accretive to SIR’s estimated 2015 normalized funds from operations per share.

This acquisition is subject to the approval of both CCIT and SIR shareholders and is expected to close in the first quarter of 2015.

I would now like to continue on to slide 5 to discuss our base case financing plan. As I stated earlier, we will be acquiring CCIT for approximately 3 billion dollars. This includes the assumption of approximately 298 million dollars in mortgage debt and the issuance of approximately 800 million dollars of SIR common equity directly to CCIT shareholders. We are also selling 23 high quality healthcare properties to SNH for 509 million dollars in net proceeds, resulting in a 1.5 billion dollar cash requirement to close. To meet this cash requirement, we plan to draw 500 million dollars on our 750 million dollar revolving credit facility and up to 1 billion dollars under a one year bridge loan facility that has been fully committed to by Citi and UBS.

We intend to seek investment grade credit ratings with the expectation that we will issue a laddered maturity of senior unsecured notes to repay the new term loan and amounts outstanding on our unsecured revolving credit facility.

With that, I would like to turn the call back over to David.

David Blackman

Thanks, John.

Now let’s take a brief look at slide 6…

This summarizes the many benefits that CCIT will provide to SIR, which we will review in more detail throughout the presentation, and why we believe this acquisition will ultimately lower our cost of capital and enhance shareholder value.

Moving on to slide 7…

Here you can see the impact that the combination will have relative to our peer group. Given the quality of CCIT’s single tenant net leased office and industrial portfolio, which we believe is unparalleled in the public markets, SIR’s asset quality will be materially improved. For example, we will have the youngest property portfolio among single tenant net lease REITs at 10.7 years. We will strengthen our already robust average remaining lease term to 11.1 years. We will improve our overall tenant credit metrics and increase the rent paid by investment grade rated tenants to 37 percent. And we will significantly diversify our rental income, reducing the rent paid by our top five tenants from 28 percent to 18 percent.

Before delving deeper into these metrics, let’s take a look at slide 8…

This slide highlights CCIT’s high quality portfolio today excluding the healthcare properties. As you can see, 26 percent of the portfolio is industrial properties and 74 percent is office properties… similar to the composition of SIR’s mainland assets today.

The two middle charts highlight CCIT’s strong diversification by geography and industry. Note that Mining and Natural Resources is a new industry segment for SIR, further enhancing revenue diversity. What I think is most important about this slide is the pie chart showing tenant credit ratings and the lease expiration schedule. CCIT’s tenants tend to have excellent credit quality. As you can see, approximately half of CCIT’s tenants are investment grade rated.

And, like SIR, CCIT has one of the longest average remaining lease terms in the net lease space, with less than 2 percent of rental income expiring prior to 2022 and nearly 90% of expirations in 2023 and beyond.

Now let’s move on to slide 9…

This is a great visual of how CCIT enhances our key portfolio metrics. Our enterprise value, portfolio scale, geographic diversity, occupancy, remaining lease term and tenant credit metrics will all improve. The acquisition of CCIT will also significantly reduce our average building age and the rental income paid by any one tenant.

As of June 30, 2014, SIR’s largest tenant contributed 7.5 percent of rents and each of our top three tenants contributed greater than 5 percent of rents. On a combined basis, no single tenant will contribute five percent or more of rents, and our largest tenant will contribute only 4 percent of rents.

Our tenant credit metrics are further highlighted on slide 10…

As a reminder, SIR has more than 200 tenants in Hawaii today. These tenants tend to be local businesses that would not benefit from investment grade ratings. However, our Hawaii revenue is highly diversified and our Hawaii tenants tend to invest meaningful capital into constructing and maintaining buildings on our land, which tends to result in a high lease renewal rate. These dynamics help to demonstrate that, while our percentage of investment grade rated tenants is only 28 percent today, the security of our leases is much higher and the likelihood of tenant renewals is great.

This dynamic becomes even stronger with the addition of CCIT. Our overall percent of investment grade rated tenants will jump from 28 percent to 37 percent and it will be even greater among our top 20 tenants where 44 percent will be investment grade rated. These tenants include Fortune 500 companies like Allstate, Amazon, FedEx and PNC Bank.

Now, on slide 11, you can see our combined lease expiration schedule. It is worth noting how well laddered our combined lease expirations will be and that 86 percent of all leases will expire in 2022 or later.

This slide also includes pie charts highlighting the improvement in the average age of our buildings to 10.7 years from 14.8 years and it shows that half of the buildings in the combined portfolio will have been constructed within the past 10 years.

Moving on to slide 12…

Here, we highlighted our enhanced diversification by industry segment, geography and tenants. With CCIT, SIR will be better positioned to weather any geographic or industry challenges that might occur in the years ahead.

You can also see that our top 10 tenants contribute nearly 40 percent of our rental income today, a figure that will reduce to approximately 30 percent on a combined basis.

The next several slides show a handful of the Class A quality properties we are acquiring.

Noble Energy is a 25 billion dollar Fortune 500 company that is headquartered in a 497 thousand square foot office building owned by CCIT in Houston.

Next on slide 14 is the corporate headquarters for United Launch Alliance, which is a joint venture between Lockheed Martin and Boeing that was formed to provide reliable, cost efficient access to space for U.S. Government missions. This 168 thousand square foot office property is located in Centennial, Colorado — a Denver suburb.

On slide 15 is the U.S. headquarters for Compass Group — one of Europe’s biggest companies and the largest food service company in the world. Compass Group occupies space in two office buildings located in Charlotte that have a total of 284 thousand square feet.

Slide 16 shows the 300 thousand square foot headquarters for F5 Networks in Seattle. F5 is a nine billion dollar technology leader that develops, markets and sells networking products.

And slide 17 shows the corporate headquarters for Tesoro, a Fortune 100 company. These two trophy quality office buildings located in San Antonio contain 618 thousand square feet and were built to suit for Tesoro in 2008.

And finally, on slide 18 is one of the three, 1 million square foot distribution facilities leased to Amazon that CCIT owns. These were all built to suit for Amazon in 2012 and are among the highest quality distribution facilities in the country.

Simply put, we believe CCIT’s office and industrial portfolio is unrivaled in the single tenant net lease space. We also believe that the combination of SIR and CCIT provides the critical mass that will not only lower our cost of capital, but will also enhance shareholder value.

Moving on to slide 19…

This highlights the successful execution of our business plan. As you can see, SIR has consistently increased its distribution rate since becoming a public company in 2012 and we expect to further increase our annual distribution rate to 2 dollars per share upon closing the transaction in 2015. This slide also shows how SIR’s total return has meaningfully outperformed the SNL U.S. REIT Equity Index.

As highlighted on slide 20, we believe that — by combining our two companies — SIR can compete even more effectively in the market and be recognized as the premiere single tenant net lease office and industrial REIT.

Our two companies have virtually identical acquisition strategies. And, as a result, we have each built strong portfolios of single tenant net leased properties that are strategic to tenants.

And so in closing, we believe that Cole Corporate Income Trust is the perfect match for Select Income REIT. CCIT will enable us to strengthen our real estate portfolio, extend our lease terms, increase occupancy, enhance our tenant credit metrics, diversify our rental income and provide us greater scale, which has the potential to lower our long term cost of capital and enhance shareholder value.

That concludes our formal remarks. Operator, please open the lines for questions.

Operator

Ladies and gentleman, if you wish to ask a question or have a comment press star then one on your touch tone phone. You will hear a tone indicating you have been placed in queue. You may remove yourself from queue at any time by pressing the pound key. Once again, if you have a question, it’s star one at this time. One moment for the first question. First question comes from the line of John Peterson of MLV & Company. Please go ahead.

Jon Petersen, MLV & Co.

Great, thanks. I was hoping to get a little more clarity I guess on the leverage of the portfolio. So you’re going to finance a lot of it with the line of credit and you have a new bridge loan and it’s only 795 million dollars in new equity, so I think on a pro forma basis that would take your leverage from the low 20’s up to around 50 percent. I guess when we think about Select Income going forward, are you guys still a 30-40 percent leverage company, meaning that you will likely need to raise equity sometime next year to de-lever?

John Popeo

John, you are correct. Leverage will go up from in the 20 percent range as of the end of the second quarter to right around 50 percent. You know, our comfort level as David and I sort of talk about it is probably between 40 and 50 percent on the longer term basis with the potential to possibly go a little higher on a short term basis if we can find some attractive investment opportunities. But what’s also worth noting here is the transformation of the capital stack and it’s consistent with what David and I have been mentioning on prior calls. Once we do long term finance this transaction, we will be, our floating rate debt will be down within the range of sort of investment grade metrics at around 9 percent of total assets, and mortgage debt will account for less than 10 percent, or roughly 6 percent of total assets with the balance being a laddered set of maturities of senior unsecured notes.

David Blackman

John, we also expect to take our revolving credit facility down to zero which gives us acquisition capacity post closing.

Jon Peterson

Right, so I guess that begs the question, so you talk about putting in long term debt at current market rates, can you give us any color on if this would give you an investment grade rating, where you think roughly you could put 10 year debt on today.

Jon Popeo

Well, like I mentioned, it would probably be a laddered maturity, it wouldn’t all be 10 year debt, but that’s yet to be seen, it’s all going to depend on market conditions when we actually do hit the capital markets, but our current thinking currently is we’re expecting below 4 percent in a total aggregate average interest rate.

Jon Petersen

Ok got it. And one more question, the story about Select Income REIT since you guys spun off a few years ago has been the Hawaii portfolio, obviously a ton of internal growth there, and the argument could be made that the cap rates on those assets should be significantly less than your mainland triple net portfolio. Obviously looking at slides 7 and 8 I get that this is a much better triple net portfolio than what you currently have, you know it definitely adds diversification, from that perspective that portfolio should probably trade at a lower cap rate, so when you look at Select Income as a whole, do you guys feel like once this is closed on a pro forma basis that your cap rate would actually be a little bit higher because you’ve diluted the Hawaii portfolio?

David Blackman

You know, John, the Hawaii portfolio goes to 20 percent of revenue. It will still be a significant part of the company It will also I think over time continue to help us grow same store results. It is important to note that if you look at our forward rent resets, we really have had a significant number of rent resets in 2012, 13 and 14, and over the next 3 years, our resets are relatively modest. So while Hawaii will continue to be important to the company, I think we’ve always said that growth of this company will come through acquiring single tenant net leased office and industrial assets in the mainland. We think that the addition of CCIT to the company really de-risks the company. We have a significantly greater percentage of investment grade rated tenants paying rent to us, we have a longer remaining lease term, we have a younger portfolio, we only have a handful of mainland leases that actually expire between now and 2022, so we think that the cap rate on our mainland portfolio should go down and we think that on an overall blended basis, the long term value for the company and shareholders should improve.

Jon Petersen

Alright, thank you for the color, appreciate it.

Operator

Okay, thank you, and the next question is from the line of Vikram Malhotra of Morgan Stanley, please go ahead.

Vikram Malhotra, Morgan Stanley

Thank you and thanks for taking the questions, just maybe kinda stepping back can you walk us through the process how this came about. I remember the last two quarters we’ve talked about it being a very competitive environment and you guys being a bit hesitant to do acquisitions given where cap rates are and combining that with your historical kind of conservative bent. So it would be interesting if you could kin of give us some color on how the transaction came about and the thought process there.

David Blackman

Sure Vik, so from our perspective, this is a once in a lifetime opportunity to transform Select Income REIT into the premiere single tenant net leased office and industrial REIT in the public space. Every metric across our portfolio improves. We’ll have a significantly high quality portfolio of office and industrial assets, so we think that this is the right portfolio to stretch for and to get aggressive from a pricing perspective. There aren’t any other portfolios out there that would be available, so again I think this is a once in a lifetime opportunity that was worth stretching for because of the transformational aspect of it. This process I think started in either April or May when CCIT hired Eastdil Secured to review strategic alternatives, and they put out a press release announcing that they were reviewing strategic alternatives and ultimately we were able to get invited into the process. It was a relatively long process that I would assume included multiple parties involved, but it really is the perfect match for Select Income REIT. It fits our company I think better than any other net leased REIT out there, and I think CCIT’s directors recognized that and were able to work with us to put together a fair transaction.

Vikram Malhotra

Okay thanks for the color. And John, just in terms of the eventual issuance of some sort of debt, I assume you’ve had some sort of conversations with the rating agencies, preliminary conversations?

John Popeo

Yes we have. They’ve been preliminary and primarily focused on process at this point, but our expectation is that over the next couple of weeks we’ll pull a formal presentation together and get in front of both agencies.

Vikram Malhotra

Ok and just last two quick numbers questions. On an FFO basis you kinda estimated that this would be somewhat accretive. On a cash basis I’m assuming it’s somewhat dilutive?

John Popeo

Well we still this we’re going to, the transaction will result in a healthy payout ratio, but one thing worth noting, on a cash basis, cash basis NOI, we are expecting same store growth in cash basis NOI primarily because the CCIT leases have rent bumps that range from 1 to 3 percent.

Vikram Malhotra

Okay and the rate - what is the cost of the assumed debt?

John Popeo

Our expectation today is that we should be able to do a laddered set of maturities that —

David Blackman

The assumed debt, the mortgage debt.

John Popeo

Oh I’m sorry, thanks David. Three and a half to four and a half percent.

Vikram Malhotra

Okay great thanks guys.

Operator

Okay thank you, and the next question from the line of Rich Moore of RBC Capital Markets, please go ahead.

Rich Moore, RBC Capital Markets

Hi guys, good morning, what’s the pricing on acquisition facility, the billion dollar facility you guys are setting up?

John Popeo

Roughly 55 basis points. I’m sorry. It would be LIBOR… it’s based on a grid and the grid is based on leverage, and the initial leverage after this transaction is going to be right around 50 percent, based on that grid, the pricing would be right around LIBOR plus 185.

David Blackman

But it’s consistent with the pricing on our existing revolving credit facility.

John Popeo

That’s correct.

Rich Moore

Okay and I wasn’t quite sure I understood, how long would you plan on… what was the timing I guess of taking out the acquisition facility, which I assume you have to get rid of that within a year, and then paying down the line of credit. How quickly would you think about doing both of those?

John Popeo

Our expectation is early in the first quarter or shortly after we close the transaction.

David Blackman

It will depend a lot on market conditions but once the shareholder vote is completed, we will certainly be watching the markets and try to opportunistically time it to get the best execution available.

Rich Moore

Okay so you would pretty much be done with those almost around the time you complete the transaction you’re saying?

David Blackman

Yeah obviously I’d say it will depend a lot on market conditions, but we hope to be prepared and ready to opportunistically tap the market.

Rich Moore

Okay. Okay good, thank you. And are all of the assets, obviously other than the healthcare assets, are they assets that you want to keep long term or are any of those potential sale candidates?

David Blackman

You know Rich, we have not targeted any of those assets for potential sale. I do think that it’s important to note that the scale that we get allows us to be very opportunistic from a disposition perspective and to opportunistically prune the portfolio over time to maintain very high credit quality. So nothing has been identified but certainly the entire portfolio will be viewed periodically to see if something makes sense to sell.

Rich Moore

Ok good, thank you. And the last thing is I assume, maybe I assume incorrectly, but I assume this keeps you kind of quiet on the acquisition front over the near term while you wait to close this and to handle all the issues around this particular transaction?

David Blackman

Yeah I mean we may have an acquisition here and there, but I don’t think you’re going see us aggressively in the market buying a lot of assets. I mean we’re going to use 500 million dollars of our 750 million dollar revolving credit facility, so we need to make sure we leave ourselves appropriate availability. But it’s not to say we won’t have an acquisition here or there if it seems to opportunistically make sense.

Rich Moore

Okay great, thank you.

Operator

Okay thank you, and the next question is from the line of Brendan Maiorana of Wells Fargo, please go ahead.

Brendan Maiorana, Wells Fargo

Thanks, good morning. John or David, I don’t think you answered the question earlier about the cash cap rate. I know it’s got same store growth in it, but it looks like it’s maybe a 5.65, 5.7, is that correct for the going in cash cap rate?

John Popeo

I think it might be closer to 5.8 percent according to our calcs, but our calcs might be a little different than maybe what CCIT reported because our rates are based on 2015 in place leases.

Brendan Maiorana

Okay that’s helpful John. So it sounds like if I think about the average term of 11 years and a 5.8 compared to a 6.4 GAAP, you’re probably getting a little over 1 percent annual bumps across the portfolio, I know you said it’s 1 to 3 but it sounds like it’s probably skewed towards the low end of that number?

David Blackman

Yeah I think in CCIT’s disclosures, they disclose average bumps of 2 percent a year.

Brendan Maiorana

Okay that seems a little… and I guess your 6.4 GAAP, I’m assuming that doesn’t include any FAS 141 adjustments one way or the other for rents that are above or below market, is that right?

John Popeo

It has a modest FAS 141 adjustment but it won’t be finalized until we actually complete our purchase price allocations, but at this point we think it’s conservative.

Brendan Maiorana

Yeah okay that’s helpful. So David, how did you kind of think about, I mean you’ve got, as of last night, your implied cap rate of legacy SIR is a little over 8 percent, and so I appreciate all of the benefits that you get from a portfolio, quality standpoint, size, all of that stuff, but paying a 5.8, so going about 225 basis points lower than where your equity is trading at, seems like that’s a very big premium for the benefits that you’re getting. How did you kind of think about that pricing and how should we get comfortable that the pricing is appropriate, notwithstanding the other benefits that are there?

David Blackman

Yes so we think this is a once in a lifetime opportunity and it’s transformational for SIR so it’s definitely a group of assets that we believe was worth stretching for. The credit metrics with the tenants are improved, the remaining… you know, the remaining average lease term is improved, our occupancy increases, we’ll have growth on a cash basis on same store NOI not only from the existing portfolio but Hawaii will continue to be additive, and it’s accretive to shareholder. You know, one of the things that we benefit from in being able to do this transaction Brendan is the fact that we are starting with a leverage point that is so low, roughly 23.5 percent of debt to book capitalization, if we didn’t have leverage as low as it was, we couldn’t have done this transaction and made it accretive. And we’re taking our leverage to within the range of where we wanted to be long term, so I think you kind of have to look at the big picture of how this transforms our capital stack to where we wanted it to be long term, how this de-risks the company by lengthening our lease expiration schedule, by improving the tenant quality of our tenants, increasing occupancy. I mean, it just…

Brendan Maiorana

I mean I get all that and you guys illustrated a lot of that in you flipdeck and everything, and I think all of that makes sense, but it’s… we’re also you know 5 years into the economic recovery, rates are as low as they’ve been and the basis, often a lot of real estate deals are made on the basis that you go in on and there’s not a lot of operational levers to pull here. And so we’re long into the recovery and rates are very low, it seems like pricing is very full here and couldn’t it be a once in a lifetime opportunity if you waited a little bit. I mean sometimes it makes more sense to take the difficult road when you don’t pay up for something, and so I’m just trying to understand where the pricing came out. Forget about all the intangible assets that are there, it just seems like from a pricing perspective to have something be neutral to cash earnings at least on our estimates, maybe accretive to GAAP earnings but when leverage goes from 20 percent to 50, it seems… that seems unusual I guess. So I’m just trying to think how you got comfortable with pricing.

David Blackman

Well. Brendan we have been very patient with our acquisitions over the last really 6 months to a year. Our pace has been much lower because for a one off acquisition, it didn’t seem to make sense. But again, I think you need to look at the transformational aspects of this opportunity. It is once in a lifetime. It is an opportunity to create the premiere single tenant net leased office and industrial REIT. That kind of company should trade at a premium, and I think that gives us room to run from a stock perspective which should over time allow us to lower our cost of capital, which will make this deal more accretive and ultimately enhance shareholder value.

Brendan Maiorana

Okay, so last question. It’s… the share price… you guys are down today, so if I kind of look the… is there any provision in the deal if the blended price for Cole shareholders goes below 10, which I think SIR shares would have to get lower than they are now.  I think they’d have to get to around 25.70 on a blended basis if you took 60 percent cash, 40 percent equity, is there any provision that the deal terms could be changed if that were to happen, or is it just a Cole shareholder vote to approve it?

David Blackman

It’s simply a Cole shareholder vote to approve.

Brendan Maiorana

Okay thanks for your time.

Operator

Okay thank you, and the next question is from the line of Jaime Feldman of Bank of America Merrill Lynch. Please go ahead.

Jamie Feldman, Bank of America/Merrill Lynch

My questions have been answered. Thank you.

David Blackman

Okay Jamie, thanks.

Operator

Okay thank you, and back to you David Blackman for closing remarks.

David Blackman

Thank you all for joining us on today’s call. That concludes the presentation. Thank you.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

Select Income REIT (“SIR”) expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the proposed merger with respect to both SIR and CCIT. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the SIR shareholders and CCIT stockholders. Investors will be able to obtain a free copy of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com and free copies of CCIT’s filings with the SEC from its website at www.colecapital.com.

Participants in Solicitation relating to the Merger

SIR, its Trustees and certain of its executive officers, CCIT, its directors and certain of its executive officers and Reit Management & Research LLC, SIR’s manager, and Cole Corporate Income Advisors, LLC, CCIT’s advisor, and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from SIR’s shareholders in respect of the approval of the issuance of SIR’s common shares in the proposed merger and from CCIT’s stockholders in respect of the approval of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SIR’s shareholders and CCIT’s stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus and the other relevant documents to be filed with the SEC. You can find information about SIR’s Trustees and executive officers in the proxy statement. You can find information about CCIT’s directors and executive officers in its definitive proxy statement filed with the SEC on Schedule 14A on April 8, 2014. These documents are available free of charge on the SEC’s website and from SIR or CCIT, as applicable, using the sources indicated above.